Faegre Drinker Biddle & Reath LLP

1500 K Street NW, Suite 1100

Washington, DC 20005

www.faegredrinker.com

October 4, 2024

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anu Dubey

Re:	Privacore PCAAM Alternative Income Fund (the “Fund”)
Initial Registration Statement on Form N-2
File No. 811-23961

Dear Ms. Dubey,

The following responds to the comments provided via email on May 23, 2024, in connection with the Securities and Exchange Commission (“SEC”) Staff’s review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), on April 25, 2024. The changes to the Fund’s disclosure discussed below are reflected in Amendment No. 1 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow the Staff’s comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated. The Fund confirms that the responses to the Staff’s comments provided in one section will be similarly applied in other parallel sections, except as noted by the Fund.

PROSPECTUS

Cover Page

1.	Comment: Please tell us what “PCAAM” in the Fund’s name stands for.

Response: The term “PCAAM” in the Fund’s name is an acronym for Partners Capital Alternative Asset Management. Partners Capital Alternative Asset Management describes the brand under which Partners Capital Investment Group, LLP, the Fund’s Sub-Adviser, makes available certain alternative investment products and services to certain types of clients and other investors.

2.	Comment: The fifth sentence of the first paragraph states that the Adviser intends to register as an investment adviser with the SEC. As an adviser to a registered investment company, the Adviser must be registered with the SEC. If accurate, please revise the disclosure to so indicate; otherwise, we will have more comments. Also, please tell us whether the Adviser has applied for registration as an investment adviser with the SEC and the status of the application. See Section 203A(a)(1)(B) of the Investment Advisers Act of 1940.

Response: The Adviser is registered as an investment adviser with the SEC under the Advisers Act. Accordingly, the Fund has revised the above-referenced sentence as follows in the Revised Registration Statement (added text underlined; deleted text ~~struck through~~):

“Each of the ~~The~~ Adviser ~~intends to register~~ and ~~the~~ Sub-Adviser is registered as an investment adviser with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended (“Advisers Act”).”

3.	Comment: The first sentence of the second paragraph states that the Fund’s investment objectives are to seek to achieve high current income and modest capital appreciation. If accurate, please revise this sentence to insert “primary” before “investment objectives”, given that the next sentence identifies the Fund’s secondary objective.

Response: The Fund has revised the above-referenced sentence as follows in the Revised Registration Statement (added text underlined):

“The Fund’s primary investment objectives are to seek to achieve high current income and modest capital appreciation.”

4.	Comment: The third sentence of the second paragraph refers to “receivables factoring”. Please disclose what receivables factoring is.

Response: The Fund has added the following disclosure to the above-referenced paragraph in the Revised Registration Statement:

“In receivables factoring, companies sell their accounts receivable (unpaid invoices) at a discount to a third-party manager (a “Factor”) for cash. The Factor may create a fund of such transactions in which investors may participate. The Factor assumes responsibility for collecting payment from the customers, seeking to generate a payment greater than the negotiated purchase price and a return for investors.”

5.	Comment: The fourth sentence of the second paragraph states that the Fund is expected to have at least 80% of its assets invested in lending strategies that are expected to generate income. Please revise this 80% investment policy to specifically enumerate the types of investments (as opposed to strategies) in which the Fund will invest at least 80% of its assets. Also, please replace “is expected to have” with “will have”. See Item 8.2 of Form N-2 (which requires disclosure of the investment objectives and policies of the Fund that “will constitute its principal portfolio emphasis” [emphasis added]).

Response: The Fund has revised the above-referenced disclosure as follows in the Revised Registration Statement (added text underlined; deleted text struck through):

“Under normal market conditions, the Fund ~~is expected to~~ will have at least 80% of its assets (plus any borrowings for investment purposes) invested in lending ~~strategies~~ investments or loans that are expected to generate income (“Lending Investments”) (the “80% Policy”). For the purpose of the 80% Policy, Lending Investments are investments that the Sub-Adviser believes are likely to generate an interest payment, pay dividends or have other forms of distributions that generally accrue value over time, or securities that provide the Fund with exposure to such investments. The Fund’s Lending Investments may include, but are not limited to corporate loans, real estate loans, loans backed by other hard assets or receivables, securitizations, preferred securities, and royalties.”

6.	Comment: The fourth sentence of the second paragraph defines Portfolio Funds as general or limited partnerships, funds, corporations, trusts or other investment vehicles. If accurate, please disclose that the Portfolio Funds are private funds that are not registered under the Investment Company Act of 1940 (“1940 Act”).

Response: The Fund supplementally confirms that “Portfolio Funds,” as used in the Registration Statement, refers to both investment companies registered under the 1940 Act and private funds that are not registered under the 1940 Act. The Fund has added the following disclosure to the above-referenced paragraph in the Revised Registration Statement:

“The Fund may invest in Portfolio Funds that are registered under the Investment Company Act, including mutual funds, exchange-traded funds (“ETFs”), registered closed-end funds and business development companies (“BDCs”), as well as private fund that are not registered under the Investment Company Act.”

7.	Comment: The third sentence of the fourth paragraph states that the Fund intends to apply to the SEC for an exemptive order that would permit the Fund to offer more than one class of Shares. Please disclose here that there is no assurance that the SEC will grant such exemptive order.

Response: The Fund has added the following disclosure to the above-referenced paragraph in the Revised Registration Statement:

“There is no assurance that the SEC will grant such exemptive order.”

8.	Comment: The cover page identifies six risks in bullet point format. Please disclose each bulleted risk in bold font to make the disclosure more prominent.

Response: The Fund has made the requested change in the Revised Registration Statement.

9.	Comment: The second to last sentence will identify the Fund’s principal underwriter. If the Placement Agent is the same as the Fund’s principal underwriter, please use a single term to identify such party.

Response: The Fund has revised the above-referenced sentence as follows in the Revised Registration Statement (added text underlined; deleted text struck through):

“THE FUND’S ~~PRINCIPAL UNDERWRITER~~ PLACEMENT AGENT IS JANUS HENDERSON DISTRIBUTORS US LLC.”

In addition, the Fund has indicated in the Revised Registration Statement that the Placement Agent is the principal underwriter of the Fund’s shares.

Fund Summary — The Fund and the Shares (page 1)

10.	Comment: The fourth sentence of the fourth paragraph of this section states that the Fund intends to apply for “and expects to receive” an exemptive order from the SEC with respect to the Fund’s multi-class structure. Inasmuch as there is no assurance that the Fund will obtain the exemptive order, please consider deleting “and expects to receive”.

Response: The Fund has made the suggested change in the Revised Registration Statement.

Fund Summary — Investment Objectives and Strategies (pages 1-3)

11.	Comment: On page 2, the second to last bullet point identifies royalties as a Fund investment. Please confirm to us if the Fund’s investments in royalties will consist entirely of securitized interests or asset-backed securities backed by royalties or if the Fund will invest in royalties directly.

Response: The Fund’s investments in royalties are expected to predominantly take the form of securitized interests of asset-backed securities backed by royalties. In addition, it is possible that the Fund will also invest in strategies that invest in royalties directly. The Fund’s investments in royalties are likely to be focused around intellectual property relating to the healthcare and music industries.

Fund Summary — The Offering (pages 5-6)

12.	Comment: The second sentence of this section states that the Fund, in its sole discretion, may accept investments below the minimums identified in the previous sentence. Please revise this sentence to limit the Fund’s ability to accept investments below the identified minimums. Please note that staff does not object to waiver of a $25,000 minimum investment requirement as to employees, officers or trustees of a fund, its adviser, or their affiliates and their immediate family members and/or based on consideration of the investor’s overall relationship with the adviser or selling agent, including consideration of the aggregate value of all accounts of clients of a selling agent investing in a fund for purposes of satisfying the minimum investment requirement.

Response: The Fund has replaced the above-referenced sentence with the following disclosure in the Revised Registration Statement:

“However, the Fund reserves the right, in its sole discretion, to waive the minimum initial investment amounts for investments by current or retired officers and Trustees of the Fund and other funds managed by the Adviser, as well as their family members; current or retired officers, directors and employees of the Adviser and certain participating affiliated companies of the Adviser; the immediate family members of any such officer, Trustee or employee (including parents, spouses, children, fathers/mothers-in-law, daughters/sons-in-law, and domestic partners); and a trust or plan established primarily for the benefit of any of the foregoing persons. In addition, the minimum initial investment amounts may be reduced in the discretion of the Adviser based on consideration of various factors, including the investor’s overall relationship with the Adviser, the investor’s holdings in other funds affiliated with the Adviser, and such other matters as the Adviser may consider relevant at the time. The Fund, in the sole discretion of the Adviser, may also aggregate the accounts of clients of registered investment advisers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts.”

Fund Summary — Repurchases of Shares (page 6)

13.	Comment: The last sentence of the second paragraph of this section states that the Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required capital balance is maintained. Please revise this sentence to be consistent with the requirements set forth in Rule 23c-3(b)(5)(i) under the 1940 Act, which circumscribes an interval fund’s ability to take up shares other than on a pro rata basis when a greater number of shares is tendered than the issuer is willing to take up. Please also revise a similar sentence on page 66 (second to last sentence on page 66) in this manner.

Response: The Fund has revised the above-referenced paragraph as follows in the Revised Registration Statement (added text underlined; deleted text struck through):

“A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $~~[~~5,000~~]~~ worth of Shares. Such minimum ownership requirement may be waived by the Board, ~~in its sole discretion~~ subject to applicable federal securities laws. ~~The Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required capital balance is maintained.~~ If a Shareholder tenders a portion of his or her Shares and the repurchase of that portion would cause the Shareholder’s account balance to fall below the required minimum account balance of $~~[~~5,000~~]~~, the Fund reserves the right to repurchase all of such Shareholder’s outstanding Shares.”

The Fund confirms that consistent changes have been made to other applicable disclosures in the Revised Registration Statement.

14.	Comment: The last sentence of the third paragraph of this section states that the Fund may waive an early repurchase fee when the Board determines that doing so is in the best interests of the Fund. The second sentence in footnote 2 on page 8 states the same disclosure but adds “and in a manner as will not discriminate unfairly against any Shareholder.” Please reconcile this disclosure.

Response: The Fund has replaced the above-referenced disclosure consistently with the following disclosure in the Revised Registration Statement:

“An early repurchase fee payable by a Shareholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Shareholder. Such waivers will be applied uniformly to all Shareholders.”

Summary of Fund Expenses (pages 8-10)

15.	Comment: The third sentence of footnote 6 states that, historically, a substantial majority of the Co-investments made by the Sub-Adviser and its affiliates on behalf of clients have been made without any acquired fees. Please consider deleting, or moving elsewhere, this sentence as it describes characteristics of investments made in the past and other than for the Fund.

Response: The Fund confirms that the above-referenced sentence has been deleted in the Revised Registration Statement.

16.	Comment: Please confirm to us if the Fund plans to engage in any borrowing and, if so, please include interest expense in the fee table as required by General Instruction 8 to Item 3 of Form N-2.

Response: The Fund supplementally confirms that it does not have plans to engage in any borrowings at this time, but it may utilize leverage in the future. The Fund has added a line for “Interest Payments on Borrowed Funds” in the fee table showing 0.00% interest expenses, with a footnote noting that the Fund does not anticipate engaging in any borrowings for the current fiscal year.

Investment Objectives and Strategies — Strategy Selection — Types of Investment Structures (pages 11-13)

17.	Comment: On page 12, under “Specialist Corporate Lending”, there are references to the software, technology, healthcare and life sciences sectors. If investing in these sectors is a principal strategy of the Fund, please disclose corresponding risk factors for each of these sectors.

Response: The Fund has revised the above-referenced disclosure as follows in the Revised Registration Statement (added text underlined; deleted text struck through):

“Directly originated by non-bank entities, senior or subordinate loans (or structured equity) to companies in niche sectors or less easily underwritten sectors such as ~~Software~~ Information Technology, Technology, Healthcare and Life Sciences.”

In addition, the Fund has added the following disclosures within the risk factor entitled “INVESTMENT RELATED RISKS - Concentration of Investments” in the Revised Registration Statement:

“From time to time, the Fund may have significant portfolio exposure to investments in the following sectors:

●	Healthcare Sector. The healthcare sector is subject to extensive government regulation and the performance of companies in this sector may be significantly affected by restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure (including price discounting) and limited product lines. Companies in the healthcare sector are heavily dependent on obtaining and defending patents, which may be time consuming and costly, and the expiration of patents may also adversely affect the profitability of these companies. Healthcare companies are also subject to extensive litigation based on product liability and similar claims. In addition, their products can become obsolete due to industry innovation, changes in technologies or other market developments. Many new products in the health care sector require significant research and development and may be subject to regulatory approvals, all of which may be time consuming and costly with no guarantee that any product will come to market.

●	Information Technology Sector. The information technology sector includes, for example, companies that offer software and information technology services, manufacturers and distributors of technology hardware and equipment, such as communications equipment, cellular phones, computers, electronic equipment and related instruments, and semiconductors and related equipment and materials. This sector can be significantly affected by, among other things, the supply and demand for specific products and services, rapid changes in product cycles, rapid product obsolescence and government regulation. In addition, information technology companies tend to be heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect their performance.

●	Life Sciences Sector. The life sciences sector includes, for example, companies in the pharmaceuticals, biotechnology, agriculture, cosmetic/personal care and medical devices industries. Many companies in this sector are highly regulated and may be dependent upon certain types of technology. Changes in government funding or subsidies, new or anticipated legislative changes, or technological advances could affect the value of such companies. To the extent that the Fund invests in life sciences companies in the biotechnology sector, the Fund may be exposed to additional risks because these companies invest heavily in research and development, which may not necessarily lead to commercially successful products. In addition, biotechnology companies can be more volatile because they are subject to competitive pressures and are heavily dependent on patents on intellectual property rights.

●	Technology Sector. Companies in the technology sector may have limited product lines, markets or financial resources, or may depend on a limited management group. Technology and technology-related companies are significantly affected by competitive pressures and worldwide technological developments, and the products and services offered by such companies may not be economically successful or may quickly become outdated. In addition, businesses in the technology sector often progress at an accelerated rate and are subject to aggressive pricing, which may increase their volatility.”

18.	Comment: On page 12, under “Insurance-linked”, the disclosure states that such investments may include investments related to life insurance assets. Please explain to us the types of life insurance-related investments the Fund may invest in, and how much of the Fund’s assets are expected to be invested in life insurance-related investments. We may have more comments after reviewing your response.

Response: The Fund supplementally provides that its life insurance-related investments are expected to be investments in life settlements, which are existing life insurance contracts sold to third parties by policy holders. Life settlement strategies seek to purchase life insurance assets, in diversified portfolios, from the underlying policy holders. The policy holders receive a payment (typically in excess of the policy’s cash surrender value), and the third-party purchaser continues to pay the premiums and then receives the death benefit when the insured party dies. The Fund’s investments in life settlement assets are expected to be less than 5% of the Fund’s total assets.

In addition, the Fund has revised the applicable disclosure as indicated in its response to Staff Comment 28 below.

19.	Comment: On page 12, under “Marketplace Lending”, the disclosure identifies loans to consumers and/or small businesses either originated individually or rediscount lending to platforms that originate loans. Please tell us how much of the Fund’s assets are expected to be directly invested in these types of investments, which are described more fully in the Marketplace Lending risk factor on page 41. We may have more comments after reviewing your response.

Response: The Fund supplementally provides that its marketplace lending investments will only be made opportunistically. The Fund’s marketplace lending investments are not expected to exceed 5% of the Fund’s total assets.

Investment Objectives and Strategies — Portfolio Construction (page 15)

20.	Comment: The second bullet point in this section states that “No single position will represent more than [5]% of total assets up to [50]% of total assets. No single position will represent more than [25]% of total assets for the remaining [50]% of total assets.” Please revise this disclosure to clarify the application of the limits on the Fund’s investments on single positions.

Response: The Fund has replaced the above-referenced sentences with the following disclosure in the Revised Registration Statement:

“The Sub-Adviser seeks to manage the Fund’s portfolio to comply with the asset diversification requirements under Subchapter M of Title A, Chapter 1, of the Code (“Subchapter M”). See “INVESTMENT RELATED RISKS - Failure to Qualify as a RIC or Satisfy Distribution Requirement.”

Investment Objectives and Strategies —Hedging Techniques (page 16)

21.	Comment: The first sentence of this section states that the Sub-Adviser may employ various hedging techniques to reduce certain potential risks to which the Fund’s portfolio may be exposed. Please disclose the types of risks against which the Sub-Adviser may hedge.

Response: The Fund has revised the above-referenced sentence as follows in the Revised Registration Statement (added text underlined):

“From time to time, the Sub-Adviser may employ various hedging techniques in an attempt to reduce certain potential risks (including interest rate risk, currency exchange rate fluctuation risk, and credit risk) to which the Fund’s portfolio may be exposed.”

General Risks — Closed-End Fund; Liquidity Limited to Periodic Repurchases of Shares (page 17)

22.	Comment: The first sentence of the fifth paragraph of this risk factor states that notices of each repurchase offer will be sent to shareholders at least 21 days before the Repurchase Request Deadline. Please also disclose that the Fund will not provide notification of a repurchase offer more than 42 days before the Repurchase Request Deadline. See Rule 23c-3(b)(4)(i) under the 1940 Act.

Response: The Fund has revised the above-referenced sentence as follows in the Revised Registration Statement (added text underlined; deleted text struck through):

“Notices of each repurchase offer are sent to shareholders no more than 42 days and no less than ~~at least~~ 21 days before the “Repurchase Request Deadline” (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer).

General Risks — Payment In-Kind for Repurchased Shares (page 18)

23.	Comment: The third sentence of this risk factor states that the Fund has the right to distribute securities as payment for repurchased Shares in unusual circumstances. Please revise disclosure in this risk factor to reflect that Rule 23c-3(b)(1) under the 1940 Act requires repurchases to be paid in cash.

Response: The Fund has deleted the risk factor entitled “Payment In-Kind for Repurchased Shares” from the Revised Registration Statement because the disclosure is not relevant for the Fund.

General Risks — Dilution from Subsequent Offerings of Shares (page 19)

24.	Comment: The second sentence of this risk factor states that additional purchases will dilute the indirect interests of existing Shareholders in the Fund Investments prior to such purchases. Please explain to us why dilution would occur, given that Shares will be purchased at the Fund’s net asset value.

Response: The Fund respectfully submits that an explanation regarding why additional purchases of Shares will dilute the indirect interests of existing Shareholders in the Fund Investments prior to such purchases is provided beneath the heading entitled “Dilution from Subsequent Offerings of Shares” in the Registration Statement. That disclosure states that “[a]dditional purchases will dilute the indirect interests of existing Shareholders in the Fund Investments prior to such purchases, which could have an adverse impact on the existing Shareholders’ interests in the Fund if subsequent Fund Investments underperform the prior investments. Further, in certain cases Portfolio Fund Managers may structure performance-based compensation, with such compensation being paid only if gains exceed prior losses. The value attributable to the fact that no performance-based compensation is being paid to a Portfolio Fund Manager until its gains exceed prior losses is not taken into account when determining the NAV of the Fund. New purchases of Shares will dilute the benefit of such compensation structures to existing Shareholders.”

General Risks — Valuation of Fund Investments (page 20)

25.	Comment: The second sentence of the third paragraph of this risk factor indicates that Privacore Capital Advisors, LLC is the Valuation Designee. Please explain to us how the Fund will comply with ASC 820 if the Valuation Designee will generally not have sufficient information in order to be able to confirm or review the accuracy of valuations provided by Portfolio Fund Managers.

Response: The Fund supplementally submits that the Sub-Adviser is engaged to assist the Valuation Designee in determining the fair value of all securities and other investments/assets held by the Fund. The Sub-Adviser will provide regular reports to the Valuation Designee, including on the Sub-Adviser’s processes to assess the adequacy of Portfolio Fund Managers’ fair value methodologies and for independent pricing to determine NAV. The Valuation Designee, in establishing and consistently applying appropriate fair value methodologies for Fund investments and in ensuring that such methodologies are consistent with ASC 820, initially reviewed and will periodically review the Sub-Adviser’s valuation methods, techniques, inputs and assumptions used in the pricing of Fund investments and in the Sub-Adviser’s reporting to the Valuation Designee. Further, the Valuation Designee will monitor and validate the pricing of Fund holdings, including through the use of a third-party pricing vendor.

The Fund has added the following disclosure as the final sentences of the above-referenced paragraph in the Revised Registration Statement:

“The valuation of the Fund’s investments is performed in accordance with Financial Accounting Standards Board’s Accounting Standards Codification 820 - Fair Value Measurements and Disclosures (“ASC 820”). The Sub-Adviser assists the Valuation Designee in determining the fair value of Fund Investments and provides regular reports to the Valuation Designee. The Sub-Adviser will initially and periodically review each Portfolio Fund Manager’s valuation methods, techniques, inputs and assumptions, to ensure that appropriate fair value methodologies are consistently applied to Fund investments and that such methodologies are consistent with ASC 820. The Valuation Designee initially reviewed and will periodically review the Sub-Adviser’s valuation methods, techniques, inputs and assumptions used in the pricing of Fund holdings and in the reports to the Valuation Designee. The Valuation Designee utilizes the services of a third-party vendor in monitoring and validating the pricing of Fund Investments.”

Investment Related Risks — Restrictions on Raising Capital and Borrowing (pages 27-28)

26.	Comment: The second sentence of this risk factor states that the Fund may issue senior securities, including borrowing money from banks or other financial institutions, only in amounts such that the Fund’s asset coverage equals at least 200% after occurrence or issuance. Please replace 200% with 300%. See Section 18(a)(1)(A) of the 1940 Act.

Response: The Fund has made the requested change in the Revised Registration Statement.

Investment Related Risks — Warehouse Investment Risk (page 32)

27.	Comment: The first sentence of this risk factor states that the Fund may invest in Warehouses. Please disclose in greater detail the Fund’s involvement with Warehouses, including the timing of the Fund’s investment and whether or not any affiliate of the Fund is engaging in any transactions with a Warehouse, including guaranteeing the Fund’s direct investments in a Warehouse. Also, please explain to us whether the Fund will purchase or sell assets to any of its affiliates through Warehouses. We may have more comments after reviewing your response.

Response: The Fund has added the following disclosure as the second paragraph of risk factor entitled “Warehouse Investment Risk” in the Revised Registration Statement:

“The Fund may invest in Warehouses initiated and maintained by third-party asset managers. For example, a third-party asset manager may hold a portfolio of loans within a Warehouse, and the Fund may then purchase a portion of those loans from the third-party asset manager. The Sub-Adviser will not maintain its own Warehouse facility. The Fund may invest in loans held in a Warehouse either at the same time as the third-party asset manager in its Warehouse, or subsequent to the purchase of the loans. All purchases made from these third-party Warehouses will be performed at fair market value. Affiliates of the Fund may engage in similar transactions alongside the Fund in a Warehouse, but will not guarantee the Fund’s direct investments in a Warehouse nor will the Fund purchase or sell assets to any of its affiliates through Warehouses.”

Investment Related Risks — Life Settlements (page 37)

28.	Comment: Please disclose that the Fund invests in life settlements in the description of the Fund’s investment strategies or explain to us why doing so is not appropriate.

Response: The Fund has revised the disclosure included in the column beside the sub-heading “Insurance-linked” in the table included in the section of the Prospectus entitled “INVESTMENT OBJECTIVES AND STRATEGIES – Strategy Selection” as follows in the Revised Registration Statement (added text underlined):

“Principally reinsurance policies tied to weather events (including wind events) and other natural disasters. May also include investments related to life insurance assets, including life settlements, which are existing life insurance contracts sold to third parties by policy holders.”

Investment Related Risks — Business Development Companies (pages 42-43)

29.	Comment: Please disclose that the Fund invests in business development companies in the description of the Fund’s investment strategies, or explain to us why doing so is not appropriate.

Response: The Fund has added the requested disclosure in the Revised Registration Statement as indicated in its response to Staff Comment 6 above.

Investment Related Risks — Other Investment Company Risk (page 43)

30.	Comment: The first sentence of this risk factor states that the Fund will incur higher and duplicative expenses when it invests in shares of, among other things, ETFs. Please disclose that the Fund invests in ETFs in the description of the Fund’s investment strategies or explain to us why doing so is not appropriate.

Response: The Fund has added the requested disclosure in the Revised Registration Statement as indicated in its response to Staff Comment 6 above.

Investment Related Risks — Private Equity Investments (page 47)

31.	Comment: Please disclose that the Fund invests in private equity in the description of the Fund’s investment strategies or explain to us why doing so is not appropriate.

Response: The Fund has added the requested disclosure in the Revised Registration Statement.

Investment Related Risks — Concentration of Investments (page 47)

32.	Comment: The first sentence of this risk factor states that there are no limitations imposed by the Advisers as to the amount of Fund assets that may be invested, among other things, “indirectly in any single industry” [emphasis added]. Please revise this disclosure to indicate that the Fund’s policy not to concentrate in a particular industry or group of industries (disclosed on page 1 of the Statement of Additional Information) limits the Fund’s ability to invest in any single industry. See Section 8(b)(1)(E) of the 1940 Act; Instruction 1 to Item 8.2.b.(2) of Form N-2 (stating that “[c]oncentration .. . . is deemed 25 percent or more of the value of the Registrant’s total assets invested or proposed to be invested in a particular industry or group of industries.”)

Response: The Fund has revised the above-referenced sentence as follows in the Revised Registration Statement (added text underlined; deleted text struck through):

“Except to the extent required by applicable law and the Fund’s fundamental policies, ~~T~~there are no limitations imposed by the Advisers as to the amount of Fund assets that may be invested in (i) any one Portfolio Fund, (ii) in Portfolio Funds managed by a particular Portfolio Fund Manager or its affiliates, (iii) indirectly in any single industry or group of industries, subject to the Fund’s policy not to concentrate in a particular industry or group of industries as concentration is defined under the Investment Company Act, the rules and regulations thereunder or any exemption therefrom (see “Statement of Additional Information – Fundamental Policies”), or (iv) in any issuer.”

33.	Comment: The first sentence of the second paragraph of this risk factor describes the risk that will arise “[t]o the extent that the Fund concentrates its investments in a particular industry”. Please revise this sentence as the Fund has adopted a fundamental policy not to concentrate in a particular industry or group of industries.

Response: The Fund has revised the above-referenced sentence as follows in the Revised Registration Statement (added text underlined; deleted text struck through):

“To the extent that the Fund ~~concentrates its investments~~ invests more heavily in a particular industry, the Fund’s NAV will be more susceptible to events or factors affecting companies in that industry.”

Special Risks Pertaining to Investments in Portfolio Funds — Consortium or Offsetting Investments (page 56)

34.	Comment: The first sentence of this risk factor states that the Portfolio Fund Managers may invest in consortia. Please disclose what consortia are.

Response: The Fund has revised the above-referenced sentence as follows in the Revised Registration Statement (added text underlined; deleted text struck through):

“~~The~~ One or more Portfolio Fund Managers may ~~invest in consortia~~ work with other Portfolio Fund Managers to invest collectively in the same underlying company, which could result in increased concentration risk where multiple Portfolio Funds in the Fund’s portfolio each invest in a particular underlying company. In other situations, Portfolio Funds may hold economically offsetting positions.”

Risks Specific to Secondary Investment Funds (page 57)

35.	Comment: Please disclose that the Fund invests in secondary investment funds in the description of the Fund’s investment strategies or explain to us why it is not appropriate to do so.

Response: The Fund has added the requested disclosure in the Revised Registration Statement.

Management of the Fund — The Adviser and Sub-Adviser (page 58)

36.	Comment: Please disclose the Adviser’s investment advisory experience. See Item 9.1.b.(1) of Form N- 2.

Response: The Fund has added the following sentence to the first paragraph beneath the heading entitled “MANAGEMENT OF THE FUND – The Adviser and Sub-Adviser” in the Revised Registration Statement:

“The Adviser is registered with the SEC under the Advisers Act as a newly formed investment adviser. As of June 30, 2024, it had approximately $28 million in assets under management.”

Investment Management Fee (page 59)

37.	Comment: The last sentence of this section states that a portion of the Investment Management Fee may be paid to brokers or dealers that assist in the distribution of Shares. Please explain to us whether the Board considered the appropriateness of the Investment Management Fee in light of the fact that a portion of such fee may be used for purposes other than providing advisory services. See Section 15(c) of the 1940 Act.

Response: The Fund supplementally confirms that the Investment Management Fee is compensation to the Adviser for providing advisory services. Accordingly, the Fund has deleted the above-referenced sentence in the Revised Registration Statement and included the following:

“The Adviser may make payments from its own resources to affiliated and third parties in connection with the promotion and sale of the Fund’s shares, in addition to the sales-related and other compensation that these parties may receive from the Fund, if any. These payments do not change the price paid by investors for the purchase of a share, the amount the Fund will receive as proceeds from such sales or the fees and expenses paid by the Fund.”

Placement Agent (pages 59-60)

38.	Comment: The second sentence of the last paragraph of this section states that the Fund or Adviser may elect to reduce, otherwise modify or waive the sales charge with respect to any Shareholder. The following sentence states that no sales charge is expected to be charged with respect to investments by certain parties “and others in the Fund’s sole discretion.” Please revise these sentences to identify each class of individuals or transactions to which waivers or variations in sales loads apply. See Rule 22d-1(b) under the 1940 Act; Item 12(a)(2) of Form N-1A and Instruction 1 thereto.

Response: The Fund has revised the above-referenced sentences as follows in the Revised Registration Statement (added text underlined; deleted text struck through):

“The Fund ~~or Adviser~~ may elect to reduce, otherwise modify or waive the sales charge with respect to any Shareholder. See “PURCHASING SHARES - Sales Charge - Class S Shares and Class D Shares.~~No sales charge is expected to be charged with respect to investments by the Advisers and their affiliates, directors, principals, officers and employees and others in the Fund’s sole discretion.~~”

Additionally, the Fund has added information to identify each class of individuals or transactions to which waivers or variations in sales loads apply to in the section entitled “PURCHASING SHARES - Sales Charge - Class S and Class D Shares.” See the Fund’s response to Staff Comment 46 below.

Distribution and Service Plan (page 60)

39.	Comment: Please disclose that because the Distribution and Servicing Fees are paid out of Fund assets on an on-going basis, these fees will increase the cost of your investment and may cost you more than paying other kinds of sales charges. See Item 12(b)(2) of Form N-1A.

Response: The Fund has revised the sixth sentence of the first paragraph under the heading entitled “DISTRIBUTION AND SERVICE PLAN” in the Revised Registration Statement as follows (added text underlined; deleted text struck through):

“Because these fees are paid out of the Fund’s assets on an ongoing basis, over time these fees will increase the cost of ~~an~~your investment and may cost you more than paying other types of sales charges.”

Fund Expenses (page 61)

40.	Comment: The second sentence of this section identifies, among other things, review of side letters as an expense to be borne by the Fund. Please tell us if the Fund intends to enter into side letters. We may have more comments after reviewing your response.

Response: The Fund supplementally confirms that it intends to enter into side letters with private fund managers as it relates to certain investments primarily for other commercial terms, tax, and regulatory requirements, consistent with the Massachusetts Mutual Life Insurance Company No-Action Letter.

Dividend Reinvestment Plan (page 65)

41.	Comment: The third sentence of the second paragraph of this section indicates that the net asset value that is used for the monthly closing date immediately preceding a distribution payment date will be used to calculate the purchase of net asset value for purchasers under the DRIP. Given that interval funds must compute net asset value weekly (and sometimes daily) under Rule 23c-3(b)(7), please revise as necessary to reflect the date of calculation of the net asset value to be used for purchases under the DRIP.

Response: The Fund has revised the above-referenced sentences as follows in the Revised Registration Statement (added text underlined; deleted text struck through):

“The Fund ~~expects to coordinate distribution payment dates so that~~ will use the same net asset value that is used for the daily ~~monthly~~ closing date immediately preceding such distribution payment date ~~will be used~~ to calculate the purchase net asset value for purchasers under the DRIP.”

Outstanding Securities (page 65)

42.	Comment: Disclosure states that as of the date of this Memorandum, there were no outstanding Shares of the Fund. Please tell us if a party other than the Fund’s sponsor or one of its affiliates will provide the Fund’s initial seed capital. If so, please supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Response: Janus Henderson Investors US LLC, a minority investor and joint venture partner to the sponsor, has provided the seed capital for the Fund.

Repurchase of Shares (pages 66)

43.	Comment: The third and fourth sentences of the seventh paragraph of this section describe the Fund’s ability to repurchase shares tendered by an estate. Please explain to us in detail the legal basis for the Fund’s ability to repurchase additional shares that are tendered by an Estate. Please also disclose how the Fund defines “Estate”. We may have more comments after reviewing your response.

Response: The above-referenced sentences and the eighth paragraph of this section have been deleted in the Revised Registration Statement.

44.	Comment: The ninth paragraph of this section sets forth scenarios in which the Board may require a Shareholder to tender its Shares. Please explain to us in detail the legal basis for the Fund’s ability to require a Shareholder to tender Shares in each of the circumstances identified. We may have more comments after reviewing your response.

Response: The Fund has replaced the applicable paragraph in the Revised Registration Statement with the following:

“The Fund may cause a mandatory repurchase or redemption of all or some of the Shares of a Shareholder, or any person acquiring Shares from or through a Shareholder, at NAV in accordance with the Declaration of Trust and Section 23 of the Investment Company Act and Rule 23c-2 thereunder.”

The Fund supplementally confirms that Section 7.4 of the Fund’s Declaration of Trust affords the Fund the right to redeem Shares of any Shareholder at the net asset value thereof, unless otherwise permitted by the 1940 Act, for any reason under the terms established by the Trustees from time to time, including but not limited to: (i) if at such time such Shareholder owns Shares having an aggregate net asset value of less than an amount determined from time to time by the Trustees; (ii) to the extent that such Shareholder owns Shares equal to or in excess of a percentage of the outstanding Shares determined from time to time by the Trustees; (iii) the failure of a Shareholder to supply a tax identification number or other identification or if the Fund is unable to verify a Shareholder’s identity; (iv) the failure of a Shareholder to pay when due the purchase price of Shares; (v) when the Fund is requested or compelled to do so by governmental authority; or (vi) the determination by the Trustees or pursuant to policies and procedures adopted by the Trustees that ownership of Shares is not in the best interest of the remaining Shareholders of the Fund or applicable Class.

Repurchase Procedures (pages 67-68)

45.	Comment: The second to last sentence of the fourth paragraph of this section states that the Fund may accept the total number of Shares tendered in connection with required distributions from an IRA or other qualified retirement plan. Please explain to us in detail the legal basis for the Fund’s ability to do so.

Response: The Fund has replaced the final two sentences of the above-referenced paragraph in the Revised Registration Statement with the following:

“With respect to any required minimum distributions from an individual retirement account (“IRA”) or other qualified retirement plan, it is the obligation of the Shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that Shareholders in the aggregate tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the Shares on a pro rata basis, which may result in the Fund not honoring the full amount of a required minimum distribution requested by a Shareholder.”

Purchasing Shares — Sales Charge — Class S Shares and Class D Shares (pages 77-78)

46.	Comment: The second paragraph of this section states that investors may be able to buy Class S Shares or Class D Shares subject to a waived or reduced sales charge. Please specify which categories of entities or transactions identified in (i) through (iv) receive a waiver of the sales charge or a reduction of the sales charge. Also, such waivers and/or reductions apply to those purchasing Class S Shares or Class D Shares through a financial services firm that has a special arrangement with the Fund. Please identify the financial services firms that have special arrangements with the Fund and describe the waivers and reductions in sales charges available from each such firm. See Item 12(a)(2) of Form N-1A; IM Guidance Update No. 2016-06.

Response: The Fund supplementally confirms that it does not have special arrangements with financial services firms for waivers and/orreductions of the sales charges for Class S Shares or Class D Shares at this time. The Fund has replaced the applicable paragraph in the Revised Registration Statement with the following:

“The Fund may elect to reduce, otherwise modify or waive the sales charges for Class S Shares or Class D Shares with respect to any investor on behalf of: (i) purchasers for whom the Advisers, or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity; (ii) employees and retired employees (including spouses, domestic partners, children, grandchildren, siblings or any dependent of the employee or retired employee, as defined in Section 152 of the Code) of the Advisers, and any affiliates of the Advisers; (iii) Trustees and retired Trustees of the Fund (including spouses, children, and parents of Trustees and retired Trustees); (iv) purchasers who use proceeds from an account for which the Advisers or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity, to purchase Shares; (v) clients of brokers, dealers, investment advisers, financial planners or other financial services firms with which the Fund has a special arrangement; and (vi) participants in an investment advisory or agency commission program under which such participant pays a fee to an investment adviser or other firm for portfolio management or brokerage services. To receive a sales load waiver in conjunction with any of the above categories, an investor must, prior to the time of purchase, inform the Fund about the investor’s eligibility for the waiver of the sales load and give the Fund sufficient information to permit the Fund to confirm that the investor qualifies for such a waiver. Notwithstanding any waiver, investors remain subject to eligibility requirements set forth in this Memorandum.”

47.	Comment: The second sentence of the third paragraph of this section states that financial intermediaries may, in their sole discretion, reduce or waive the sales charges on a non-scheduled basis in individual cases. Please explain to us how the ability of financial intermediaries to do so is consistent with Rule 22d-1 under the 1940 Act and the disclosure requirements of Item 12(a)(2) of Form N-1A.

Response: The Fund has replaced the above-referenced sentence with the following disclosure in the Revised Registration Statement:

“Financial intermediaries may reduce or waive the sales charge under certain circumstances.”

Additional Information — Subsidiaries (pages 79)

48.	Comment: The first sentence of this section defines Subsidiary as “wholly-owned subsidiaries”. In light of the disclosure in the third sentence that indicates that the Fund may also create or acquire majority-owned subsidiaries, please revise this definition so that Subsidiary is defined to be both wholly-owned and majority-owned subsidiaries. Please also use the defined term Subsidiary and apply comments 49 through 55 below to the Fund’s use of (i) SPVs and wholly-owned subsidiaries in the second and fourth full paragraphs on page 3; (ii) SPVs in the second to last paragraph on page 15; and (iii) SPVs in first paragraph on page 69.

Response: The Fund does not intend to create or acquire majority-owned subsidiaries and has revised the third sentence beneath the heading entitled “ADDITIONAL INFORMATION – Subsidiaries” as follows in the Revised Registration Statement (deleted text struck through):

“In addition, the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned ~~or majority-owned~~ by the Fund.”

49.	Comment: Please revise the first sentence of the second paragraph of this section to delete “foreign”. Please also confirm to us that any advisory agreement with a Subsidiary will be filed as an exhibit to the registration statement.

Response: The Fund has made the requested change in the Revised Registration Statement and supplementally confirms that any advisory agreement with respect to a Subsidiary will be filed as an exhibit to the Fund’s registration statement.

50.	Comment: Please disclose the custodian of the Subsidiaries, if any.

Response: The Fund supplementally confirms that UMB Bank, n.a., the same service provider that serves as the primary custodian of the assets of the Fund, will serve as custodian to any Subsidiary. The Fund has added the requested disclosure in the Revised Registration Statement accordingly.

51.	Comment: Please disclose any Subsidiary’s principal investment strategies and principal risks that constitute principal investment strategies or principal risks of the Fund. Disclosure of the Fund’s principal strategies and principal risks should reflect the aggregate operations of the Fund and Subsidiaries.

Response: The Fund has added the following disclosure as the fourth paragraph beneath the heading entitled “ADDITIONAL INFORMATION – Subsidiaries” in the Revised Registration Statement:

“By investing in a Subsidiary, the Fund is indirectly exposed to the risks associated with the Subsidiary’s investments. The Portfolio Funds and other Fund Investments held by a Subsidiary are subject to the same risks that would apply to similar investments if held directly by the Fund. The Subsidiaries are subject to the same principal risks to which the Fund is subject (as described in this Memorandum). There can be no assurance that the investment objective the Subsidiaries will be achieved. The Subsidiaries are not registered under the Investment Company Act, but the Subsidiaries will comply with certain sections of the Investment Company Act and be subject to the same policies and restrictions as the Fund.”

52.	Comment: Please confirm to us that the financial statements of any wholly-owned or substantially-owned subsidiaries will be consolidated with those of the Fund.

Response: The Fund supplementally confirms that the financial statements of any wholly-owned or substantially-owned Subsidiary will be consolidated with the Fund’s financial statements.

53.	Comment: Please confirm to us if any of the Fund’s consolidated subsidiaries will be charging a management fee. If so, please confirm to us that the subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response: The Fund supplementally confirms that the Subsidiaries will not charge a management fee separate from that charged pursuant to the Investment Management Agreement between the Fund and Adviser. The financial statements of any Subsidiary will be fully consolidated into the Fund’s financial statements and, therefore, the wholly-owned Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

54.	Comment: Please confirm to us that Subsidiaries and their boards of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Response: The Fund supplementally confirms that each Subsidiary and its board of directors (as applicable) will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

55.	Comment: If any Subsidiary is a foreign entity, please confirm to us that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: The Fund supplementally confirms that if any Subsidiary is a foreign entity, the Subsidiary and its board of directors (as applicable) will agree to designate an agent for service of process in the United States.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies (pages 1-2)

56.	Comment: On page 1, the last sentence states that the Fund’s investment policies and restrictions do not apply to the activities and the transactions of the Portfolio Funds. Please note that the Fund may not ignore the investments of underlying funds when determining whether the Fund is in compliance with its concentration policy. Please disclose that the Fund will consider the investments of underlying Portfolio Funds and other underlying investment companies (such as ETFs and BDCs) for purposes of determining compliance with the Fund’s concentration policy.

Response: The Fund has added the following disclosure immediately after the above-referenced sentence in the revised Registration Statement:

“However, the Fund will consider the investments of underlying Portfolio Funds and other underlying investment companies (such as exchange-traded funds and business development companies), to the extent that they are known to the Fund, when making additional investments. The Fund will not invest 25% or more of its total assets in one or more Portfolio Funds that it knows concentrate their assets in the same industry or group of industries.”

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

57.	Comment: In an appropriate location in the prospectus, please disclose (i) a summary of Section 2.10 of the Fund’s Declaration of Trust, including that such provision does not apply to claims brought under the federal securities laws; (ii) the exclusive forum provision in Section 9.1, including that such provision does not apply to claims brought under the federal securities laws; and (iii) that shareholders waive the right to a trial by jury (per Section 9.1). With respect to the exclusive forum provision, please also disclose in the prospectus the corresponding risks of such provision with respect to claims other than federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

Response: The Fund has added the following disclosures within the section entitled “ADDITIONAL INFORMATION” in the Revised Registration Statement:

“Derivative Actions/Exclusive Forum

No person, other than a Trustee, who is not a Shareholder of the Fund or of a particular Class is entitled to bring any derivative action, suit or other proceeding on behalf of or with respect to the Fund or such Class. Further, each complaining Shareholder must have been a Shareholder of the Fund or the affected Class, as applicable, at the time of the action or failure to act complained of, or acquired the Shares afterwards by operation of law from a person who was a Shareholder at that time and each complaining Shareholder must be a Shareholder of the Fund or the affected Class, as applicable, as of the time the written demand is made upon the Trustees. No Shareholder may maintain a derivative action with respect to the Fund or any Class of the Fund unless holders of at least ten percent (10%) of the outstanding Shares of the Fund, or 10% of the outstanding Shares of the Class to which such action relates, join in the bringing of such action.

In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Act, a Shareholder may bring a derivative action on behalf of the Fund or any Class of the Fund only if the following conditions are met: (a) the Shareholder or Shareholders must make a pre-suit written demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; and (b) unless a demand is not required, the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim; and the Trustees will be entitled to retain counsel or other advisers in considering the merits of the request and will require an undertaking by the Shareholders making such request to reimburse the Fund for the expense of any such advisers in the event that the Trustees determine not to bring such action. If the demand for derivative action has been considered by the Board, and a majority of those Trustees who are not deemed to be Interested Persons of the Fund, after considering the merits of the claim, has determined that maintaining a suit would not be in the best interests of the Fund or the affected Class, as applicable, the complaining Shareholders will be barred from commencing the derivative action. If upon such consideration the appropriate members of the Board of Trustees determine that such a suit should be maintained, then the appropriate officers of the Fund will commence initiation of that suit, which will proceed directly rather than derivatively. The Board, or the appropriate officers of the Fund, will inform the complaining Shareholders of any decision reached in writing within ten business days of such decision having been reached.

A written demand upon the Trustees, as described above, must include at least the following: (a) a detailed description of the action or failure to act complained of and the facts upon which each such allegation is made; (b) a statement to the effect that the complaining Shareholder(s) believe that they will fairly and adequately represent the interests of similarly situated Shareholders in enforcing the right of the Fund or the affected Class, as applicable, and an explanation of why the complaining Shareholders believe that to be the case; (c) a certification that each complaining Shareholder was a Shareholder of the Fund or the affected Class, as applicable, at the time of the action or failure to act complained of, or acquired the Shares afterwards by operation of law from a person who was a Shareholder at that time and each complaining Shareholder was a Shareholder of the Fund or the affected Class, as applicable, as of the time the written demand upon the Trustees, as well as information reasonably designed to allow the Trustees to verify that certification; and (d) a certification that each complaining Shareholder will be a Shareholder of the Fund or the affected Class, as applicable, as of the commencement of the derivative action. The Declaration of Trust provides that the foregoing provisions will not apply to claims brought under the federal securities laws.

The Fund’s Declaration of Trust provides that each Trustee, officer and Shareholder irrevocably agrees that any claims, suits, actions or proceedings arising out of or relating in any way to the Fund, the Declaration of Trust or the By-Laws, or asserting a claim governed by the internal affairs (or similar) doctrine will be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, then any other court in the State of Delaware with subject matter jurisdiction, and irrevocably waives any right to trial by jury. The exclusive forum provision may require shareholders to bring an action in an inconvenient or less favorable forum. The exclusive forum and jury waiver provisions do not apply to claims arising under the federal securities laws.

GENERAL COMMENTS

58.	Comment: We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Response: The Fund acknowledges and understands the Staff’s comment.

59.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement, other than the applications to issue multiple classes of Shares (referenced on prospectus cover page) and to co-invest with affiliates (referenced on page 26).

Response: The Fund confirms that it has not submitted, nor does it presently expect to submit, any exemptive application or no-action request in connection with the Fund’s registration statement, other than the applications for exemptive relief to issue multiple classes of Shares and to co-invest with affiliates.

60.	Comment: The response to this letter should be in the form of written correspondence and an amended registration statement reflecting changes made in response to these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund confirms that the response to this letter will be in the form of written correspondence and the Revised Registration Statement reflecting changes made in response to these comments.

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (202) 230-5218.

Sincerely,

/s/ Gwendolyn A. Williamson
Gwendolyn A. Williamson